SCHEDULE 13G
Sealed Air Corporation
Common Stock $0.01 par value


Cusip #: 812-115-10-3
Item 1:  Reporting Person - Tiger
Management L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  6,169,189
Item 7:  -0-
Item 8:  6,169,189
Item 9:  6,169,189
Item 11: 7.2%
Item 12: IA


Cusip #: 812-115-10-3
Item 1:  Reporting Person - Tiger
Performance L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  3,716,259
Item 7:  -0-
Item 8:  3,716,259
Item 9:  3,716,259
Item 11: 4.3%
Item 12: IA


Cusip #: 812-115-10-3
Item 1:  Reporting Person - Julian
H. Robertson, Jr.
Item 4:  U.S
Item 5:  -0-
Item 6:  9,975,448
Item 7:  -0-
Item 8:  9,975,448
Item 9:  9,975,448
Item 11: 11.6%
Item 12: IN


Item 1(a). Sealed Air Corporation

Item 1(b). Park 80 East, Saddle
Brook, NJ 07662

Item 2(a). This statement is filed
on behalf of Tiger Management
L.L.C.("TMLLC") and Tiger
Performance L.L.C. ("TPLLC").

Julian H. Robertson, Jr. is the
ultimate controlling person of TMLLC
and TPLLC.

Item 2(b). The address of each
reporting person is 101 Park Avenue,
New York, NY  10178

Item 2(c). Incorporated by reference
to item (4) of the cover page
pertaining to each reporting person.

Item 2(d). Common Stock $0.01 par
value

Item 2(e). 812-115-10-3

Item 3. TMLLC and TPLLC are
investment advisers registered under
Section 203 of the Investment
Advisers Act of 1940.

Item 4. Ownership as of May 31, 1998
is incorporated by reference to
items (5) - (9) and (11) of the
cover page pertaining to each
reporting person.  Ownership
percentages are based upon a
conversion of 3,143,217 shares of
preferred held by TMLLC and TPLLC
into 2,780,378 common shares for an
outstanding of 86,052,439 common
shares.  The preferred shares have
not actually been converted.

Item 5. Not applicable

Item 6. Other persons are known to
have the right to receive dividends
from or proceeds from the sale of
such securities.  The interests of
two such persons, The Jaguar Fund
N.V., a Netherlands Antilles
corporation, is more than 5%.
Item 7. Not applicable

Item 8. Not applicable
Item 9. Not applicable

Item 10. By signing below, I certify
that, to the best of my knowledge
and belief, the securities referred
to above were acquired in the
ordinary course of business and were
not acquired for the purpose of and
do not have the effect of changing
or influencing the control of the
issuer of such securities and were
not acquired in connection with or
as a participant in any transaction
having such purpose or effect.

After reasonable inquiry and to the
best of my knowledge and belief, I
certify that the information set
forth in this statement is true,
complete and correct.

June 10, 1998

TIGER MANAGEMENT L.L.C.


/s/  Nolan Altman, Chief Financial
Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR.

By:  /s/  Nolan Altman Chief
Financial Officer

Under Power of Attorney dated
1/27/95
On File with Schedule 13G for Kohl's
Corp. 2/7/95

AGREEMENT

The undersigned agree that this
Schedule 13G dated June 10, 1998
relating to shares of common stock
of Sealed Air Corporation shall be
filed on behalf of each of the
undersigned.

TIGER MANAGEMENT L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR.

By:  /s/  Nolan Altman
Under Power of Attorney dated
1/27/95
On file with Schedule 13G for Kohl's

Corp. 2/7/95